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                                                                   EXHIBIT 99.11

                              Employment Contract
                                Amendment No. 1

        The Employment Contract ("Contract") entered into as of June 6, 1996 (the "Effective Date") by and between Community Psychiatric Centers (now known as Transitional Hospitals Corporation and hereafter referred to as "THC"), and James R. Laughlin, an individual ("Laughlin") is amended as set forth below. The effective date of this Amendment No. 1 is the date of execution by an authorized agent of THC.

        1. Notwithstanding anything to the contrary contained in the Employment Contract, in the event of a Change of Control as defined in Article One, Section 1.4 of the Contract, the Contract Benefits as defined in Section
1.9 and referred to in Article Five, Section 5.6 shall become immediately due and payable in a lump sum at the time of the Change of Control, except the Employee Continuation Benefits set forth in subsection (vi) which Continuation Benefits shall be payable according to the terms set forth in (vi).

        2.      Article One, Section 1.10 ("Contract Payout Event").

                Add:    "(iv)   Laughlin's termination of employment within one
                        (1) year after a Change in Control."

        3.      Article Three, Section 3.1.3 ("Non Competition Covenant").

                Delete: "or any shire within the United Kingdom..."

        4.      Article Three, Section 3.2 ("Consulting Contract").

                Delete: "two (2) years..."

                Add:    "five (5) years..."

                (c)     Office Privileges
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                Delete: "Appropriate office facilities..."

                Add: "Office facilities and parking being used by Laughlin, as of the date of this Amendment No. 1..."

        5.      Article Five, Section 5.6 ("Change of Control - Contract
                Benefits").
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                Add:    "Laughlin's Salary for the one-year period shall be
                        placed in an escrow account earning market rate interest to be released to Laughlin at the earlier of the 6 month period expiring or at such time when Laughlin is released from employment by the employer."

        7.      New - Article Seven.

                                 ARTICLE SEVEN

                              SPECIAL TAX BENEFIT
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        7.1     Tax Payments.   Laughlin shall be entitled to receive one or
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more payments from THC which shall compensate him for the following tax liabilities:

                (A) any and all excise taxes (collectively, the "Parachute Tax") imposed pursuant to Code Section 4999 (or any successor provision) and comparable provisions of applicable state tax laws upon (I) any payment or other compensation or benefit which is made or provided to or on behalf of Laughlin in connection with any Parachute Event under this Contract or his subsequent termination of employment in connection therewith and which is deemed to be a parachute payment under Code
        Section 280G(b)(2) and (ii) all the special tax payments made to him pursuant to this ARTICLE SEVEN, and

                (B) the ordinary federal and state income taxes imposed upon all the special tax payments made to him pursuant to this ARTICLE SEVEN.

        7.1.1   Initial Payment.        Within ninety (90) days after each
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determination is made by the Internal Revenue Service or Laughlin's tax advisor that Laughlin has received a parachute payment for which she is liable for a Parachute Tax, Laughlin shall identify the nature of such parachute payment to THC and submit to THC the calculation of the Parachute Tax attributable to that payment and the tax benefit to which she is entitled under this ARTICLE SEVEN with respect to such payment. Upon receipt of such calculation, THC shall pay Laughlin an amount sufficient to satisfy (I) such Parachute Tax and (ii) the ordinary federal and sate income taxes attributable to clause (I) payment and all additional payments made pursuant to this clause (ii), with the net effect of providing Laughlin with the necessary funds to satisfy both his total Parachute Tax liability at that time and the additional ordinary federal and state income taxes attributable to the Section 7.1.1 payments made to him. Laughlin's Parachute Tax calculations shall be final and binding upon THC for purposes of this Contract, and THC shall accordingly base any Parachute Tax withholding on such calculations, provided such calculations are based on reasonable interpretations of the law.

        7.1.2   Final Determination.    In the event that Laughlin's actual
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Parachute Tax liability is determined by a Final Determination to be greater than the Parachute Tax liability taken into account for purposes of the payments made to him pursuant to Section 7.1.1, then within ninety

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(90) days following the Final Determination, Laughlin shall submit to THC a new
Parachute Tax calculation based upon the Final Determination. Upon receipt of such calculation, THC shall pay Laughlin an amount which, when added to any amounts paid under Section 7.1.1, will be sufficient to satisfy (I) his aggregate Parachute Tax and (II) the ordinary federal and state income taxes attributable to all payments made pursuant to any provision of this ARTICLE SEVEN, including all additional payments made pursuant to this clause (II), with the net effect of providing Laughlin with sufficient aggregate funds to cover
(1) his entire Parachute Tax liability and (2) the additional federal and state ordinary income taxes attributable to all the payments made to him pursuant to any provisions of this ARTICLE SEVEN.

        7.1.3   Refund. In the event that Laughlin's actual Parachute Tax
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liability is determined by a Final Determination to be less than the Parachute
Tax liability taken into account for purposes of the payments made to him pursuant to Sections 7.1.1 and 7.1.2, then Laughlin shall refund to THC, promptly upon receipt, any federal or state tax refund attributable to the Parachute Tax overpayment.

        7.1.4   Definition.     For purposes of this ARTICLE SEVEN a Final
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Determination means an audit adjustment by the Internal Revenue Service that is either agreed to by Laughlin or his estate or an adjustment that is sustained by a court of competent jurisdiction in a decision with which she concurs or with respect to which the period within which an appeal may be filed has lapsed without a notice of appeal being filed.

 4/4/97                                     /s/ James R. Laughlin
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Date                                        James R. Laughlin


                                            Transitional Hospitals Corporation

 4/3/97                                     /s/ Dana Shires, M.D.
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Date                                        Dana Shires, M.D.
                                            Chairman, Compensation Committee

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